Exhibit 12.1

Calculation of Consolidated Ratios of Earnings to Fixed Charges

	For the year ended December 31,				For the period ended December 31, 2009
	2013	2012	2011	2010
Fixed Charges:
Interest expense on indebtedness	2,226	—	—	—	—
Portion of rent expense representative of interest (a)	222	167	75	15	—

Total Fixed Charges	2,448	167	75	15	—

Earnings (loss):
Net income (loss) before provision for income taxes	(60,863)	(62,539)	(35,544)	(13,892)	(1,136)
Fixed charges per above	2,448	167	75	15	—

Total earnings (loss)	(58,415)	(62,372)	(35,469)	(13,877)	(1,136)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	(60,863)	(62,539)	(35,544)	(13,892)	(1,136)

(a)	Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.